FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2006

ABBEY NATIONAL PLC
(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

Abbey makes positive start to 2006

London, 28 April 2006

This statement provides a summary of the business and financial trends for the three months to 31 March 2006. The results for quarter one 2006, including ongoing Portfolio Business Unit (PBU) operations, are compared to equivalent results for the same period in 2005 (excluding certain PBU operations that no longer exist).

The first quarter results of Santander on a Spanish IFRS basis are also released today and can be found on http://www.gruposantander.com/. Abbey’s first quarter performance is included within their financial statements.

Highlights

First quarter highlights include:

•

statutory profit before tax higher than the first quarter 2005 due to a substantial increase in trading profits partly offset by higher reorganisation expenses, reflecting early stages of reorganisation activity in the first quarter of 2005;

•

trading profit before tax benefiting from good growth in revenues and lower trading expenses, partially offset by an increase in provision charges. Relative to the fourth quarter 2005, the trading profit before tax is broadly in-line;

•

trading income well ahead of the first quarter 2005 primarily due to improved fee income, but also resulting from a modest increase in net interest income. Retail lending balances are 6% higher than the same point last year and are now in excess of £100 billion for the first time, with the retail banking spread remaining reasonably stable;

•	improved new business flows across most retail products;
•

trading expenses lower than the first quarter 2005 due to on-going cost reduction activity. Headcount is lower by over 4,500 full time equivalent (FTE) compared to December 2004, including a reduction in headcount of around 600 FTE since December 2005;

•	a reduction in the trading cost: income ratio from 67.7% in the first quarter of 2005 to 57.7% (2005 full year: 60.4%); and
•

retail lending provision charges higher than the same period last year, and higher than the fourth quarter, reflecting the seasoning of the book, combined with market wide trends in unsecured lending credit quality.

Comment

"We've made an excellent start to the year and we continue to make progress against our stated targets. The positive trends we reported through 2005 have been maintained in the first quarter of 2006.

Revenue growth is being sustained with overall new business flows well ahead of the same period last year, driven by increased sales capacity but also improvements in sales productivity per adviser and cross-sales performance. We're introducing better analysis and information on product profitability, sales capacity and productivity by channel, region and branch. This approach is enabling us to focus our efforts on reducing under-performance, targeting incentives and managing performance across the business more rigorously.

In the first quarter, we have launched a premium banking service and our plans to launch a new credit card operation are on track.

We have also hit our first milestone in the rollout of Partenon, Santander’s banking platform, with the successful launch of a new intranet and internet across the business. This is the first visible sign of Partenon and there are a number of further developments coming later this year, including the introduction of a single customer database. The rollout of Partenon is being phased through 2006 and 2007.

This has been a very positive start to 2006 for Abbey. However, we're not complacent. We still have many challenges to meet for the remainder of the year and within our 3-year plan."

Francisco Gómez-Roldán, CEO

Results

Abbey statutory profit before tax and net attributable profit ahead of the same period in 2005.

Trading income:

Net interest income up slightly on the first quarter 2005, reflecting modest growth in retail lending with overall spreads remaining broadly stable. Most of the increase is driven by growth in mortgages and unsecured loan balances offset by a reduced contribution from savings.

After adjusting for the reduced number of days in the quarter, retail banking net interest income relative to the fourth quarter was broadly stable. However, overall net interest income was adversely impacted by the run off of the remaining PBU assets.

Non-interest income was significantly higher reflecting growth in underlying business volumes combined with pricing changes put in place in 2005 in relation to both mortgages and banking.

Insurance related income was broadly flat, whilst Abbey Financial Markets contributed a strong performance largely due to money markets and structured products business.

Overall, trading income improved in-line with expectations.

Expenses:

Operating expenses were lower than the first quarter of 2005. A decrease in employment related costs reflected the reduction in headcount of over 4,500 FTE since December 2004, and around 600 FTE so far in 2006, partially offset by salary inflation. In addition, action has already been taken to reduce headcount by a further 400. Other expense reductions resulted from lower manufacturing costs and central expenses including procurement, legal and finance, offset by investment in new operations.

Operating expenses were lower than the final quarter of 2005 reflecting further headcount savings combined with the non-recurrence of year-end accruals and employee profit share payments.

Provisions:

Provisions were significantly higher than the same period last year, with the underlying increase in retail banking provisions largely due to the seasoning of the unsecured personal loan portfolio and some deterioration in quality in line with industry experience.

Secured lending credit quality remains very strong. Properties in possession have increased since December 2005, although 3 month plus arrears now represent 0.63% of the book down from 0.65% at December and still well below the industry average. The average loan to value (LTV) on new business and stock remained in-line with 2005.

Non-trading charges:

Re-organisation expenses and other charges were lower than the fourth quarter in 2005 primarily due to the non-recurrence of compensation costs associated with endowment policy remediation. There has been no quantification of the impact of investment variances (non-trading) or experience variances and assumption changes (trading) included in the first quarter result.

Business flows

	Qtr 1 2005	Qtr 2 2005	Qtr 3 2005	Qtr 4 2005	Qtr 1 2006

Gross mortgage lending (£ bn)	4.9	6.6	8.1	8.0	7.0
Capital repayments (£ bn)	5.5	5.9	6.5	6.7	5.6
Net mortgage lending (£ bn)	(0.6)	0.7	1.5	1.4	1.4
Stock (£ bn)	90.3	91.0	92.5	93.9	95.2

Market share – gross lending	8.7%	9.5%	10.1%	9.8%	9.5%

Market share – capital repayments	14.1%	12.9%	12.0%	11.6%	10.7%
Market share – net lending	(3.6)%	3.0%	6.0%	5.5%	6.3%
Market share – stock	10.1%	9.9%	9.8%	9.7%	9.6%

Total net deposit flows (£ bn)	0.3	1.0	0.8	0.6	1.3

Bank account openings (000s)	96	96	101	93	106
Gross UPL lending (£ m)	504	467	614	531	685
Credit card openings (000s)	62	66	56	33	31

Investment sales – APE (£ m)	26	50	40	43	32

Protection sales – APE (£ m)	19	21	22	20	19

Main highlights include:

•

gross mortgage lending 43% higher, with applications in quarter one 2006 up 41% on the same point last year, reaching record levels, with an estimated market share of 10.6%. This improvement is in part due to lending into flexible products, increasing over 150% on the same point last year, with balances up £3.3 billion or 50%;

•

capital repayments broadly flat at £5.6 billion. The estimated market share of repayments fell to 10.7%, a significant improvement on the prior year of 14.1% and more consistent with Abbey’s natural share;

•	estimated net lending share of 6.3%, better than any quarter last year;
•

deposit inflows of over £1.3 billion compared to £0.3 billion in quarter one 2005, with lower than expected outflows from back book accounts combined with a strong contribution from new branch based accounts, Abbey current account and cahoot;

•

bank account openings were 10% higher than the same period last year. Adult account openings increased, and switcher account openings were up over 250%, reflecting successful acquisition from our competitors through the 6% Bank and Save campaign;

•	gross unsecured lending over 30% higher, with lending through branches up over 40%, combined with a significant increase in cahoot;
•

investment sales (excluding Inscape) increased 23% on last year due largely to increased sales of the offshore bond and the Guaranteed Income Bond. Including sales of Inscape, direct channel sales were up over 70% on the same period last year; and

•	protection sales broadly in line with the same period last year, with branch and telephone sales offsetting a modest decline in the intermediary channel.

Disclaimer

Abbey National plc ("Abbey") is a wholly owned subsidiary of Banco Santander Central Hispano, S.A. ("Santander") (SAN.MC, STD.N). Santander is one of largest banks in the world by market capitalisation. Founded in 1857, Santander has 66 million customers, over 10,000 offices and a presence in over 40 countries. It is the largest financial group in Spain and Latin America, and is a major player elsewhere in Europe, including in the United Kingdom (through Abbey) and in Portugal, where it is the 3rd largest banking group. Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and nine other European countries.

Santander obtained a secondary listing of its ordinary shares on the London Stock Exchange in 2005 and Abbey continues to have its preference shares listed on the London Stock Exchange. Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Abbey and Santander both caution that this press release may contain forward-looking statements. The US Private Securities Litigation Reform Act of 1995 contains a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the US Securities and Exchange Commission. Such forward looking statements are found in various places throughout this press release. Words such as "believes", "anticipates", "expects", "intends", "aims" and "plans" and similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Abbey and Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, (1) inflation, interest rate, exchange rate, market and monetary fluctuations; (2) the effect of, and changes to, regulation and government policy; (3) the effects of competition in the geographic and business areas in which we conduct operations; (4) technological changes; and (5) our success at managing the risks of the foregoing. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

Contacts

Matthew Young (Communications Director) 020 7756 4232

Israel Santos (Investor Relations) 020 7756 4181

Bruce Rush (Investor Relations) 020 7756 4275

For more information contact: ir@abbey.com.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 28th March 2006	By: /s/ Shaun Coles
(Authorized Signatory)